[Chesapeake Energy Corporation]

January 31, 2006

Ms. April M. Sifford

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

RE:	Chesapeake Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 9, 2005

File No. 1-13726

Supplemental response filed December 22, 2005

Dear Ms. Sifford:

This letter sets forth the response of Chesapeake Energy Corporation to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated January 17, 2006. The comments relate to the staff's review of the company’s annual report on Form 10-K for the year ended December 31, 2004.

The staff's initial comment letter dated December 8, 2005 directed the company to amend its 2004 Form 10-K in order to comply with certain of the comments. Our response letter dated December 22, 2005 undertook to implement your requests for improved disclosure in our Form 10-K for the year ended December 31, 2005, which is to be filed on or before March 16, 2006. Based on a telephone conference with Ms. Shannon Buskirk on January 24, 2006, we understand the staff has no objection to our proceeding on a prospective basis to comply with all nine of the staff's initial comments and, with respect to comments 3 through 9, using our previously proposed additional disclosures and revisions.

The staff disagreed with our belief that disclosures of PV-10 and estimated future net revenue are not non-GAAP financial measures as defined by Item 10(e) of Regulation S-K and reissued comments 1 and 2 in the staff's initial review letter. We appreciate the staff's effort to explain the basis for its position, and as we indicated in our response letter of December 22, 2005, we will provide the disclosures described in Regulation S-K Item 10(e)(1)(i) in our 2005 Form 10-K for the present value of proved reserves, or PV-10, and future net revenue. We will treat the standardized measure of discounted future net cash flows appearing in the SFAS 69 note to our annual financial statements as the most directly comparable GAAP measure.

Even though our 2004 Form 10-K was the only subject of the SEC's review, we would like to explore with the staff the implications of its position when there is no corresponding SFAS 69 standard measure to a PV-10 disclosure. We believe a broader discussion is important

Securities and Exchange Commission

January 31, 2006

for us, and the industry, to understand the reach of the staff's position, particularly when an exploration and production (E&P) company discloses PV-10 of less than all of its proved reserves or PV-10 as of dates other than year end or PV-10 of acquired properties. E&P companies, investors, analysts and rating agencies routinely use PV-10 in evaluating and comparing E&P companies. We are very concerned that the staff's position could result in less information in the marketplace.

For the convenience of the staff, we have repeated below, in bold, the sole comment of the staff in the January 17, 2006 letter, followed by the company’s response.

January 17, 2006 SEC Letter:

1.

We have reviewed your response to prior comments 1 and 2 of our letter dated December 8, 2005 and disagree with your position that your disclosures of PV10 and estimated future net revenue are not non-GAAP financial measures as defined by Item 10(e) of Regulation S-K. Item 10(e)(2)(i) identifies a non-GAAP financial measure as one that excludes amounts included in measures calculated and presented in accordance with GAAP. PV10 and estimated future net revenue are directly comparable to the standardized measure, which is calculated and presented in accordance with GAAP, specifically under the provision of SFAS 69. The reference to "or equivalent statements" in the rule includes the disclosures you have presented in accordance with SFAS 69 within your footnotes. In addition, we believe your disclosed measures of PV10 and estimated future net revenue are measures of financial performance and cash flows. After consultation with the Division of Corporation Finance's Chief Accountant's Office, we believe your disclosures require revision in order to be presented in accordance with Regulation S-K. In this regard, we reissue prior comments 1 and 2.

Response: The company acknowledges the staff’s position and, as we indicated in our response letter of December 22, 2005, we will follow the staff's disclosure requests in its initial comments 1 and 2. To illustrate, we have enclosed with this letter pages 8, 23-24 and 95-96 of our 2004 Form 10-K marked to show the changes proposed.

PV-10 by Operating Area. Please note that on the attached page 8 we have provided the PV-10 of each of our operating areas and total PV-10 at year-end. We have proposed to refer the reader to the detailed information on standardized measure on pages 23 and 24 and in note 11 of the notes to our financial statements, in addition to providing the standardized measure in comparison to total PV-10. We believe this should satisfy the disclosure requirements of Regulation S-K Item 10(e). In addition to the fact that SFAS 69 requires a standardized measure calculation only at the company level, it is not feasible to calculate a standardized measure for individual operating areas. The following discusses two other PV-10 disclosures which raise similar issues.

PV-10 at Interim Balance Sheet Dates. We calculate PV-10 quarterly, as we must, to perform our full-cost ceiling test for quarterly financial reporting. In presentations for road

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January 31, 2006

shows, industry meetings and investor conferences, we provide PV-10 at interim balance sheet dates, as well as PV-10 price sensitivity analyses (it being a given that the price at quarter end is an arbitrary price). GAAP does not require disclosure of the standardized measure on an interim basis, and we do not calculate it. In this circumstance, we have no GAAP measures corresponding to either the base PV-10, using interim quarter-end prices, or the other iterations of PV-10 at other prices.

PV-10 for Recent or Pending Acquisitions. There are also potential disclosure issues for us in making public statements about recent or pending acquisitions if the staff believes that presentation of PV-10 without reconciliation to a GAAP number would violate Regulation S-K Item 10(e) or Regulation G. We are an active acquirer, for cash, of oil and gas properties and companies, and we attempt to provide as much public information on acquisitions as possible so the market can react appropriately. This disclosure could include our estimated PV-10 after an acquisition. In this case, there is no directly comparable GAAP number until year end when we do our SFAS 69 standard measure.

Calculating a "Non-GAAP" Standardized Measure. We believe compliance with Regulation S-K Item 10(e) or Regulation G should not require us to create a comparable standardized measure in the three situations described above. To calculate standardized measure for individual operating areas, for example, we would have to assign portions of corporate income taxes to each operating area. Each of our operating areas involves multiple states, and our operations in certain states are included in more than one operating area. The tracking of tax basis by operating area, including the development of the timing of such future tax deductions, and the allocation of tax attributes such as state net operating loss carryforwards would be highly complex and require significant effort. Further, there is no GAAP-prescribed procedure for making certain of such allocations. With respect to standardized measure calculated at dates other than year-end, we would need to work with partial year tax data and would be required to expend significant time and effort updating calculations that we believe would have little if any benefit to users of our financial information. For acquired properties, combining the seller's standardized measure with ours would not produce a meaningful number because the seller's tax status is irrelevant. Further, we typically estimate the PV-10 of acquired properties long before we have worked our way through the tax attributes of the acquired properties.

We do not believe it was the intent of Regulation S-K Item 10(e) or Regulation G to require issuers to create a directly comparable "GAAP" number when GAAP does not prescribe such a calculation. A quasi-GAAP number would lack the integrity of a true GAAP number as well as the assurance of consistency from one issuer to another. This exercise would be burdensome and time consuming for our staff and would in our opinion require unreasonable effort.

We do not want to be foreclosed from making public disclosures of PV-10 when there is not a corresponding GAAP financial measure, and we would welcome an opportunity to review the matter with the staff. We agree with the remarks of Alan Beller at recent securities conferences that issuers should not have a knee-jerk reaction and remove all non-GAAP financial measures from SEC filings and other public communications.

Securities and Exchange Commission

January 31, 2006

Should any member of the staff have any questions regarding our response, or need additional information, please do not hesitate to call me at (405) 879-9232 or Mike Johnson at (405) 879-9229 at your convenience, or you may contact our outside counsel, Connie Stamets, Winstead Sechrest & Minick P.C., at (214) 745-5788.

Very Truly yours,
/s/ Marcus C. Rowland
Marcus C. Rowland
Executive Vice President and Chief Financial Officer

cc (staff courtesy copy):

Ms. Shannon Buskirk

Enclosures